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                                                     Registration No. 811-______


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-8B-2


              REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                   WHICH ARE CURRENTLY ISSUING SECURITIES

       Pursuant to Section 8(b) of the Investment Company Act of 1940


         THE TRAVELERS VARIABLE LIFE INSURANCE SEPARATE ACCOUNT TWO
         ----------------------------------------------------------
                       (Name of Unit Investment Trust)

                   THE TRAVELERS LIFE AND ANNUITY COMPANY
                   --------------------------------------
                             (Name of Depositor)
                              One Tower Square
                         Hartford, Connecticut 06183
                  -----------------------------------------
                  (Registrant's Principal Business Address)



           Not the issuer of periodic payment plan certificates.
------
  X        Issuer of periodic payment plan certificates.
------


                                    CONTENTS

I.         Organization and General Information
II.        General Description of the Trust and Securities of the Trust
III.       Organization, Personnel and Affiliated Persons of Depositor
IV.        Distribution and Redemption of Securities
V.         Information Concerning the Trustee or Custodian
VI.        Information Concerning Insurance of Holders of Securities
VII.       Policy of Registrant
VIII.      Financial and Statistical Information
IX.        Exhibits
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                 I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)   Furnish name of the Trust and the Internal Revenue Service Employer
           Identification Number.

                 The Travelers Variable Life Insurance Separate Account Two (the "Trust"); There is no IRS Employer Identification Number for the Trust.

     (b) Furnish title of each class or series of securities issued by the Trust.

                 Modified Single Premium Individual Variable Life Insurance Policy (the "Policy").

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the Trust.

                 The Travelers Life and Annuity Company ("TLAC")
                 One Tower Square
                 Hartford, Connecticut 06183
                 IRS Employer Identification Number:  06-0904249

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the Trust.

                 The Travelers Life and Annuity Company ("TLAC")
                 One Tower Square
                 Hartford, Connecticut 06183
                 IRS Employer Identification Number:  06-0904249

4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the Trust.

                 No Policies are currently being distributed. When such distribution commences, Tower Square Securities, Inc. ("Tower Square ") will be the "Principal Underwriter" for the Policies.

                 Tower Square Securities, Inc. ("Tower Square ")
                 One Tower Square
                 Hartford, Connecticut 06183
                 IRS Employer Identification Number: 06-0843577





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5.   Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the Trust.

                 State of Connecticut

6.   (a)   Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the Trust was organized and issued or proposes to issue securities.

                 The Trust was established on October 16, 1996 pursuant to a resolution of the Board of Directors of The Travelers Life and Annuity Company. The Trust will continue in existence until its complete liquidation and distribution of assets to all persons entitled to receive them. The Policies will be issued pursuant to the Board's resolution and administered in accordance with the laws of the State of Connecticut There is no such indenture or agreement.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the Trust are held by the custodian or trustee.

                 TLAC intends to act as its own custodian for the safekeeping of the Trust's assets. There is no such indenture or agreement.

7. Furnish in chronological order the following information with respect to each change of name of the Trust since January 1, 1930. If the name has never been changed, so state.

                 The Trust has never been known by any other name.

8.   State the date on which the fiscal year of the Trust ends.

                 December 31st.

9. MATERIAL LITIGATION. Furnish a description of any pending legal proceedings, material with respect to the security holders of the Trust by reason of the nature of the claim or the amount thereof, to which the Trust, the depositor, or the principal underwriter is a party or of which the assets of the Trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                 There are no pending material legal or administrative proceedings affecting the Trust to which the Trust, TLAC or Tower Square is a party.





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                   II.   GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST


GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the Trust:

     (a)   Whether the securities are of the registered or bearer type.

                 The Policies are of the registered type insofar as all the insurance policies are personal to the Policy Owner and records are maintained by TLAC.

     (b)   Whether the securities are of the cumulative or distributive type.

                 The Policies are of the cumulative type, providing for no distribution of dividends or capital gains except in connection with cash surrenders, loans, or death benefits. The Policies are non-participating with regard to dividends TLAC declares.

     (c) The rights of security holders with respect to withdrawal or redemption.

                 Incorporated herein by reference to the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6 under the Securities Act of 1933 describing modified single premium variable universal life insurance policies (the "Prospectus"), specifically, the section entitled "Policy Surrenders and Cash Surrender Value."

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "Prospectus Summary," "Surrender Charges," "Transfer Charges," "Transfers of Cash Value," "Policy Surrenders and Cash Surrender Value," and "Exchange Rights."

     (e) If the Trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "Allocation of Premium Payments" and "Policy Lapse and Reinstatement."





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     (f)   The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the Trust's securities or the underlying securities and the relationship of such persons to the Trust.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Voting Rights of the Investment Options" and "Disregard of Voting Instructions."

     (g)   Whether security holders must be given notice of any change in:
           (1)   the composition of the assets of the Trust.
           (2) the terms and conditions of the securities issued by the Trust.
           (3)   the provisions of any indenture or agreement of the Trust.
           (4)   the identity of the depositor, trustee or custodian.

                 For items (1) and (4), any such changes would require notification to the policy owners (as described in the Prospectus which is incorporated herein by reference, specifically the sections entitled "Substitutions and Additions " and "Other Matters." For items (2) and (3), for material changes requiring such notification, we will notify policy owners in accordance with the requirements of the state insurance departments.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:
           (1)   the composition of the assets of the Trust.
           (2) the terms and conditions of the securities issued by the Trust.
           (3)   the provisions of any indenture or agreement of the Trust.
           (4)   the identity of the depositor, trustee or custodian.

                 For items (1) and (4), any such changes would require notification to the policy owners (as described in the Prospectus which is incorporated herein by reference, specifically the sections entitled "Substitutions and Additions " and "Other Matters." For items (2) and (3), for material changes requiring such notification, we will notify policy owners in accordance with the requirements of the state insurance departments. Any such material changes may require Policy owner consent.

     (i) Any other principal feature of the securities issued by the Trust or any other principal right, privilege or obligation not covered by subdivisions (a) through (g) or by any other item in this form.

                 Incorporated by reference to the Prospectus, specifically the sections entitled "The Policy," "Other Matters," "Death Benefit" and "Policy Loans."





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INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "The Separate Account."

12. If the Trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)   Name of company.
     (b)   Name and principal business address of depositor.
     (c)   Name and principal business address of trustee or custodian.
     (d)   Name and principal address of principal underwriter.
     (e) The period during which the securities of such company have been the underlying securities.

           The Trust may invest in the securities of various management investment companie. A description of each available option is set forth in the prospectus under the heading "The Investment Options." This information is incorporated herein by reference to the Prospectus. No underlying securities have yet been acquired by the Trust.


INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13.  (a)   Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the Trust's securities are subject:

           (A)   the nature of such load, fee, expense, or charge;
           (B)   the amount thereof;
           (C) the name of the person to whom such amounts are paid and his relationship to the Trust;
           (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "Charges and Deductions," "Distribution of the Policies," and "Investment Option Expenses."





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     (b)   For each installment payment type of periodic payment plan certificates of the Trust, furnish the following information with respect to sales load and other deductions from principal payments.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "Prospectus Summary," "Charges and Deductions," "Surrender Charges" and "Distribution of the Policy."

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the Trust.
           State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "Policy Summary," "Charges and Deductions" and "Reduction or Elimination of Charges."

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors or employees of the depositor, trustee custodian, or principal underwriter.

                 Not Applicable.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the Trust or its securities.

                 Various optional riders may be purchased by the Policy Owner.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the Trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                 Neither the Depositor, the Principal Underwriter nor any of their affiliates will receive any profits or benefits not included in responses to Item 13(a) and 13(d) above.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the Trust bear to the dividend and interest income





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           from the Trust property during the period covered by the financial statements filed herewith.

                 Not Applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the Trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "The Policy Application."

15. Describe the procedure with respect to the receipt of payments from purchasers of the Trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "The Policy," "Valuation of the Separate Accounts," and "Safekeeping of the Separate Account Assets."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Valuation of the Separate Account." On each Valuation Date, TLAC will make only one purchase or sale of the shares of each Investment Option that is offered through the Separate Account. Each purchase or sale will be at net asset value.

17.  (a)   Describe the procedure with respect to withdrawal or redemption by security holders.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "Prospectus Summary," "Right to Cancel Period," "Policy Surrenders and Cash Surrender Value" and "Policy Loans."

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the Trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.





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                 TLAC is required to honor and process all surrender requests as described in Item 17(a) above. The Investment Options are required to redeem their shares at net asset value and to make payment therefor to the Trust within three (3) days of the receipt of any redemption request.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                 When a Policy is surrendered, it is canceled.

18.  (a)   Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the Trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                 All income and other distributable funds of the Trust are reinvested in the shares of the Investment Options that made the distributions and will be added to the assets of the Trust.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                 Not Applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                 The Trust holds certain reserves for life insurance benefits provided by the Policies.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                 Not Applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.





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                 Incorporated herein by reference to the Prospectus,
                 specifically the section entitled "Other Matters -- Reports to Policy Owners."

20. State the substance of the provisions of any indenture or agreement concerning the Trust with respect to the following:

     (a)   Amendments to such indenture or agreement.

                 Not Applicable.

     (b)   The extension or termination of such indenture or agreement.

                 Not Applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                 Not Applicable.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                 Not Applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "The Insurance Company."

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "The Insurance Company."

21.  (a)   State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Prospectus Summary" and "Policy Loans."

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or





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           custodian, or any affiliated person of the foregoing.  The following items should be covered:

           (1) The name of each person who makes such agreements or arrangements with security holders.
           (2)   The rate of interest payable on such loans.
           (3)   The period for which loans may be made.
           (4)   Costs or charges for default in repayment at maturity.
           (5)   Other material provisions of the agreement or arrangement.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Prospectus Summary" and "Policy Loans."

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                 Not Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                 Not Applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the Trust, including the amount of coverage and the type of bond.

                 Not Applicable.

24. State the substance of any other material provisions of any indenture or agreement concerning the Trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                 Not Applicable.





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             III.   ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS
                                OF THE DEPOSITOR


ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the Trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                 The Travelers Life and Annuity Company is a stock insurance company incorporated on December 5, 1973 in the State of Connecticut.

26.  (a)   Furnish the following information with respect to all fees received by the depositor of the Trust in connection with the exercise of any functions or duties concerning securities of the Trust during the period covered by the financial statements filed herewith:

                 Not Applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:
           (1)   The nature of such fee or participation.
           (2)   The name of the person making payment.
           (3) The nature of the services rendered in consideration for such fee or participation.
           (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                 Not Applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the Trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the Trust, state the name or names of such company or companies, their relationship, if any, to the Trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                 TLAC is empowered by its charter to write life, accident and health insurance endowments and annuities, and to pay benefits in fixed and/or variable amounts. TLAC currently writes individual life insurance and individual and group annuity Policies on a non-participating basis.





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                 In addition to serving as depositor for the Trust, TLAC also serves or will serve as the depositor for the following investment companies:

                 The Travelers Fund VA for Variable Annuities
                 The Travelers Fund BD II for Variable Annuities
                 The Travelers Variable Life Insurance Separate Account One The Travelers Fund UL II for Variable Life Insurance
                 The Travelers Fund ABD II for Variable Annuities
                 The Travelers Separate Account QP II for Variable Annuities

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28.  (a)   Furnish as at latest practicable date the following information with respect to the depositor of the Trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                 Not applicable.  See Item 29 below.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                 Incorporated by reference to the Prospectus, specifically the section entitled "Management."

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                 As of October 1, 1996, TLAC is a wholly owned subsidiary of The Travelers Insurance Company, which is an indirect wholly owned subsidiary of Travelers Group Inc. The following table shows via indentations the relationship of TLAC to Travelers Group Inc.:

                 Travelers Group Inc.
                     Associated Madison Companies
                         PFS Services Inc.
                             The Travelers Insurance Group Inc.
                                The Travelers Insurance Company
                                   The Travelers Life and Annuity Company





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CONTROLLING PERSONS

30. Furnish as the latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                 No person other than those covered by Items 28, 29 and 42 hereof directly or indirectly controls the depositor.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR, COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration of services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:
     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;
     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                 Not Applicable.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)   the aggregate direct remuneration to directors
     (b)   indirectly or through subsidiaries to directors

                 Not Applicable.


COMPENSATION TO EMPLOYEES

33.  (a)   Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.





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                 Not Applicable.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                 Not Applicable.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the Trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                 Not Applicable.


                 IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES


DISTRIBUTION OF SECURITIES

35.  Furnish the names of the states in which sales of the Trust's securities
     (a) are currently being made, (b) are presently proposed to be made and
     (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

                 The Trust has not yet commenced operations and no sales have been made or discontinued in any state. It is proposed that securities of the Trust will be sold in all states of the United States, except New York.

36. If sales of the Trust's securities have at any time since January 1, 1936 been suspended for more than a month describe the reasons for such suspension.

                 Not Applicable.

37.  (a)   Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory





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           body denied authority to distribute securities of the Trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

           (1)   Name of officer, agency or body.
           (2)   Date of denial.
           (3)   Brief statement of reason given for denial.

                 Not Applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the Trust has been revoked by any federal or state governmental officer, agency or regulatory body.

           (1)   Name of officer, agency or body.
           (2)   Date of revocation.
           (3)   Brief statement of reason given for revocation.

                 Not Applicable.

38.  (a)   Furnish a general description of the method of distribution of securities of the Trust.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "The Policy" and "Distribution of the Policy."

     (b) State the substance of any current selling agreement between each principal underwriter and the Trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Distribution of the Policy."

     (c) State the substance of any current agreement or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the Trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Distribution of the Policy."


INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39.  (a)   State the form of organization of each principal underwriter of securities of the Trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                 Tower Square Securities, Inc. is a stock corporation incorporated on January 31, 1968 in the State of Connecticut.

(b) State whether any principal underwriter currently distributing securities of the Trust is a member of the National Association of Securities Dealers, Inc.

                 No Policies are currently being distributed. Tower Square Securities, Inc. is a member of the National Association of Securities Dealers, Inc.

40.  (a)   Furnish the following information with respect to all fees received by each principal underwriter of the Trust from the sale of securities of the Trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                 Not Applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

           (1)   The nature of such fee or participation.
           (2)   The name of the person making payment.
           (3) The nature of the services rendered in consideration for such fee or participation.
           (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                 Not Applicable.

41.  (a)   Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the Trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the Trust, state the name or names of such company or companies, their relationship, if any, to the Trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Distribution of Policies." As of the date of this Registration Statement, Tower Square acts in the capacity of principal underwriter with respect to the following investment companies:

                 The Travelers Growth and Income Stock Account for Variable
                        Annuities
                 The Travelers Quality Bond Account for Variable Annuities
                 The Travelers Money Market Account for Variable Annuities
                 The Travelers Timed Growth and Income Stock Account for
                        Variable Annuities
                 The Travelers Timed Short-Term Bond Account for Variable
                        Annuities
                 The Travelers Aggressive Stock Account for Variable Annuities The Travelers Bond Account for Variable Annuities
                 The Travelers Fund U for Variable Annuities
                 The Travelers Fund UL for Variable Life Insurance
                 The Travelers Fund UL II for Variable Life Insurance
                 The Travelers Fund VA for Variable Annuities
                 The Travelers Fund BD for Variable Annuities
                 The Travelers Fund BD II for Variable Annuities
                 The Travelers Variable Life Insurance Separate Account One The Travelers Variable Life Insurance Separate Account Three The Travelers Fund ABD for Variable Annuities
                 The Travelers Fund ABD II for Variable Annuities

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the Trust and furnish the name and residence address of the person in charge of such office.

                 Not Applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the Trust were distributed for the last fiscal year of the Trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                 Securities of the Trust have not yet been distributed by the principal underwriter or any of its representatives.
                 Following the effectiveness of this Registration Statement, securities of the Trust may be sold by broker-dealers entering into selling agreements with Tower Square , the principal underwriter. Securities will also be sold directly by representatives of Tower Square.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the Trust and with respect to each of the officers, directors or partners of such underwriter:

                 Securities of the Trust have not yet been distributed by the principal underwriter or any of its representatives. As of October 1, 1996, the directors and officers of Tower Square Securities, Inc. were as follows:

     NAME                                          TITLE
     Russell H. Johnson                      Chairman and Chief Executive Officer
     Donald R. Munson, Jr.                   Member, Board of Directors, President and
                                               Chief Operating Officer
     William F. Scully III                   Member, Board of Directors, Treasurer and Senior
                                               Vice President and Chief Financial Officer
     Jay S. Benet                            Member, Board of Directors
     Warren H. May                           Member, Board of Directors
     George C. Kokulis                       Member, Board of Directors
     Cynthia P. Macdonald                    Vice President, Chief Compliance Officer and
                                               Assistant Secretary
     Kathleen A. McGah                       Corporate Secretary and General Counsel
     Stuart L. Baritz                        Vice President
     Robert C. Hamilton                      Vice President
     Tracey Kiff-Judson                      Second Vice President
     Robin A. Jones                          Second Vice President
     Whitney F. Burr                         Second Vice President
     Marlene M. Ibsen                        Second Vice President
     John J. Williams, Jr.                   Director, Assistant Compliance Officer
     Susan M. Cursio                         Director, Operations Manager
     Dennis D. D'Angelo                      Director
     Thomas P. Tooley                        Director
     Nancy S. Waldrop                        Assistant Treasurer

     The principal business address for all persons listed above is: One Tower Square, Hartford, Connecticut 06183


43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the Trust or effecting transactions for the Trust in the portfolio securities of the Trust.

                 Not Applicable.


OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44.  (a)   Furnish the following information with respect to the method of valuation used by the Trust for purposes of determining the offering price to the public of securities issued by the Trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

           (1) The source of quotations used to determine the value of portfolio securities.

           (2) Whether opening, closing, bid, asked or any other price is used.
           (3) Whether price is as of the day of sale or as of any other time.
           (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation.
           (5) Other items which registrant adds to the net asset value in computing offering price of its securities.
           (6) Whether adjustments are made for fractions, (i) before adding distributor's compensation (load); and (ii) after adding distributor's compensation (load).

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Accumulation Unit Values."

     (b) Furnish a specimen schedule showing the components of the offering price of the Trust's securities as at latest practicable date.

                 No Policies have yet been offered for sale to the public.

     (c) If there is any variation in the offering price of the Trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                 There will not be any variation in offering price. Incorporated herein by reference to the Prospectus, specifically the section entitled "The Policy."

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the Trust during the three fiscal years covered by the financial statements filed herewith:

     (a)   by whose action redemption rights were suspended.
     (b) the number of days' notice given to security holders prior to suspension of redemption rights.
     (c)   reason for suspension.
     (d)   period during which suspension was in effect.

                 Not Applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46.  (a)   Furnish the following information with respect  to the method of determining the redemption or withdrawal valuation of securities issued by the Trust:

           (1) The source of quotations used to determine the value of portfolio securities.

           (2) Whether opening, closing, bid, asked or any other price is used.
           (3) Whether price is as of the day of sale or as of any other time.
           (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation.)
           (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.
           (6)   Whether adjustments are made for fractions.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "The Policy," "Surrender Charges," "Transfer of Cash Value" and "Cash Value and Cash Surrender Value." The source of quotations for the Underlying Funds' securities will be the respective custodian or principal underwriter for the Underlying Funds.

     (b) Furnish a specimen schedule showing the components of the redemption price to holders of the Trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form.

                 Not Applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "The Separate Account." Methods of valuation do not differ from those described in Items 44 and 46.

              V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the Trust.

     (a)   Name and principal address.
     (b)   Form of organization.
     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.
     (d)   Name of governmental supervising or examining authority.

                 TLAC is a corporation incorporated under the laws of the State of Connecticut. Its principal business address is One Tower Square, Hartford, Connecticut 06183. It is regulated and supervised by the Connecticut Insurance Commissioner.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the Trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                 TLAC will not receive separate compensation for services rendered as custodian.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the Trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                 Not Applicable.


                     VI.   INFORMATION CONCERNING INSURANCE
                            OF HOLDERS OF SECURITIES


51. Furnish the following information with respect to insurance of holders of securities:

     PLEASE NOTE: The Policies are themselves the securities being issued in this case, and the responses to question 51 set forth refer to the insurance that is provided by the "security" that is being registered.

     (a)   The name and address of the insurance company.

                 The Travelers Life and Annuity Company
                 One Tower Square
                 Hartford, Connecticut  06183

     (b)   The types of policies and whether individual or group policies.

                 Modified Single Premium Individual Variable Universal Life Insurance Policies.

     (c)   The types of risks insured and excluded.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "The Policy Application."

     (d)   The coverage of the policies.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "The Policy."

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Death Benefit."

     (f)   The terms and manner of cancellation and of reinstatement.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Policy Lapse and Reinstatement."

     (g) The method of determining the amount of premiums to be paid by holders of securities.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "The Policy."

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                 Not Applicable.

     (I) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                 Not Applicable.

     (j) The substance of any other material provisions of any indenture or agreement of the Trust relating to insurance.

                 Not Applicable.


                        VII.   POLICY OF THE REGISTRANT


52.  (a)   Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the Trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                 Incorporated herein by reference to the Prospectus, specifically the sections entitled "The Separate Account and the Underlying Funds."

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

           (1)   Title of security;
           (2)   Date of elimination;

           (3)   Reasons for elimination;
           (4) The use of the proceeds from the sale of the eliminated security;
           (5)   Title of security substituted, if any;
           (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction;
           (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                          Not Applicable.

     (c) Describe the policy of the Trust with respect to the substitution and elimination of the underlying securities of the Trust with respect to:

           (1)   the grounds for elimination and substitution;
           (2) the type of securities which may be substituted for any underlying security;
           (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;
           (4) whether such substituted securities may be the securities of another investment company; and
           (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Substitution."

           (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the Trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                          None.


REGULATED INVESTMENT COMPANY

53.  (a)    State the taxable status of the Trust.

                 Incorporated herein by reference to the Prospectus, specifically the section entitled "Federal Tax Considerations."

     (b) State whether the Trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                 Not applicable.

                 VIII.   FINANCIAL AND STATISTICAL INFORMATION

54. If the Trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

           Not Applicable.

55. If the Trust is not the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the Trust.

                 Not Applicable.

56. If the Trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate currently being issued by the Trust.

                 Not Applicable.

57. If the Trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the Trust.

                 Not Applicable.

58. If the Trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                 Not Applicable.

59.  Financial Statements.

FINANCIAL STATEMENTS OF THE TRUST

                 The Trust has not yet commenced operations, has no assets or liabilities and has received no income and incurred no expenses, and, therefore, financial statements are not available at this time.

FINANCIAL STATEMENTS OF DEPOSITOR

                 The financial statements of The Travelers Life and Annuity Company will be provided in a Pre-Effective Amendment to the Registration Statement on Form S-6.


                                    EXHIBITS

A. Furnish the most recent form of the following as amended to date and currently in effect:

     (1) The indenture or agreement under the terms of which the Trust was organized or issued securities.

                          Incorporated herein by reference to the exhibits contained in the Registration Statement on Form S-6.

     (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                          Not Applicable.

     (3)   Distributing contracts:

           (a) Agreements between the Trust and principal underwriter or between the depositor and principal underwriter.
           (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.
           (c)   Schedules of sales commissions referred to in Item 38(c).

                          Incorporated herein by reference to the exhibits contained in the Registration Statement on Form S-6.

     (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreements set forth in paragraphs (1), (2) and (3) with respect to the Trust or its securities.

                          Not Applicable.

     (5)   The form of each type of security.

                          Incorporated herein by reference to the exhibits contained in the Registration Statement on Form S-6.

     (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

                          Incorporated herein by reference to the exhibits contained in the Registration Statement on Form S-6.

     (7) Any insurance policy under a contract between the Trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

                          Not Applicable.

     (8) Any agreement between the Trust or the depositor concerning the Trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

                          Not Applicable.

     (9) All other material contracts not entered into in the ordinary course of business of the Trust or of the depositor concerning the Trust.

                          None.

     (10)  Form of application for a periodic payment plan certificate.

                          Incorporated herein by reference to the exhibits contained in the Registration Statement on Form S-6.

B.   Furnish copies of each of the following:
     (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                 Not Applicable.

     (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                 Not Applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the Trust, distributed securities of the Trust during the last fiscal year covered by the financial statements filed herewith.

                 Not Applicable.

                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, The Travelers Life and Annuity Company, the Depositor of the Registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Hartford and State of Connecticut on the 29TH day of October , 1996.


                     THE TRAVELERS VARIABLE LIFE INSURANCE
                              SEPARATE ACCOUNT TWO
                                  (Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                  (Depositor)



                               By:
                                   ---------------------------------------------
                                      Ian R. Stuart
                                      Vice President and Chief Financial Officer
                                      Chief Accounting Officer and Controller
                                      The Travelers Life and Annuity Company


ATTEST:

By:
    ---------------------------------------
     Ernest J. Wright
     Secretary
     The Travelers Life and Annuity Company